Issuer Free Writing Prospectus
Filed Pursuant to Rule 433 under the Securities Act of 1933
Relating to Preliminary Prospectus Supplement dated October 27, 2009
Registration No. 333-161136
FERRO CORPORATION
TERM SHEET
Dated November 2, 2009
35,750,000 Shares of Common Stock
This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement, dated October 27, 2009, and the accompanying prospectus (including the documents incorporated by reference therein) relating to these securities.

Issuer:	Ferro Corporation
Title of Securities:	Common Stock, par value $1.00 per share
Stock Symbol / Exchange:	FOE / New York Stock Exchange
Trade Date:	November 2, 2009
Closing Date:	November 6, 2009
Number of Shares Offered:	35,750,000 shares
Underwriters’ Option to Purchase Additional Shares:	5,362,500 shares
Price to the Public (Issue Price):	$5.60 per share
Net Proceeds to Ferro Corporation:	We estimate that the net proceeds from the sale of our common stock in this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $186.9 million (or $215.5 million if the over-allotment option is exercised in full).

Estimated Term Loan Balances as Adjusted to Give Effect to the Amendment and Restatement of the Credit Facility, this Offering and the Application of the Net Proceeds Therefrom as of November 2, 2009 (Assuming No Exercise of the Underwriters’ Option to Purchase Additional Shares):
Aggregate Principal Amount of Existing Term Loans: $224.8 million Aggregate Principal Amount of New Term Loans: $35.4 million
     As adjusted to give effect to this offering and the application of the net proceeds therefrom, as of September 30, 2009 (assuming no exercise of the underwriters’ option to purchase additional shares), Ferro Corporation would have had (a) cash and cash equivalents of approximately $64.3 million, (b) long-term debt, less current portion of approximately $453.3 million, (c) total shareholders’ equity of approximately $515.7 million and (d) a total capitalization of approximately $1,017.0 million.
Ferro Corporation has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents Ferro Corporation has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained from Credit Suisse Securities (USA) LLC by calling toll-free (800) 221-1037 or from J.P. Morgan Securities Inc. by calling toll-free (866) 430-0686.